PROSkauer rose llp
eleven times square
New York, New York 10036

April 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O'Neal

Re:	Lazard Retirement Series, Inc.
(File Nos.: 333-22309; 811-08071)

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), on or about April 15, 2020 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 84 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 83 ("Amendment No. 83") to the Registration Statement, filed on February 21, 2020, which was filed in connection with new additional strategy and risk disclosure to certain series of the Fund ("Portfolios") that implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular market sector or country.

The Amendment will respond to comments of the staff of the Commission (the "Staff") on Amendment No. 83 that were provided to the undersigned and Robert Chiu of this office by Deborah O'Neal of the Staff via telephone on April 6, 2020.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

1.	Staff Comment: For those Portfolios for which implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular market sector, please disclose in such Portfolio's principal investment strategy which market sector, to the extent it is known.

Response: None of these Portfolios includes investment of a significant portion of its assets in a particular market sector as part of its investment strategy or otherwise as an investment policy. Instead, investment of a significant portion of a Portfolio's assets in a particular market sector may arise merely as a result of implementation of the Portfolio's investment strategy (rather than as part of the strategy). Accordingly, Fund management does not consider the investment of significant assets in a particular market sector as part of any Portfolio's investment strategy. Fund management believes that relevant disclosure is appropriately placed as it is currently, in the "Principal Investment Risks" section of the summary prospectuses and the summary section of the statutory prospectus, which identifies any market sector a Portfolio may reasonably be expected to have a significant portion of its assets invested, based on portfolio holdings as of the dates of recent financial statements and other relevant information such as trends in sector allocation over time and, where appropriate, expectations of the Portfolio's management team.

2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolios (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnotes to the fee tables.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from a Portfolio for any fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please provide the Staff with completed performance bar charts and tables at least one week before filing the Amendment.

Response: The completed performance bar charts and tables, substantially as anticipated to be filed in the Amendment, were emailed to the Staff on April 6, 2020.

4.	Staff Comment: For those Portfolios for which implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular country, please disclose in such Portfolio's principal investment strategy which country or countries, to the extent it is known.

Response: None of these Portfolios includes investment of a significant portion of its assets in a particular country as part of its investment strategy or otherwise as an investment policy. Instead, investment of a significant portion of a Portfolio's assets in a particular country may arise merely as a result of implementation of the Portfolio's investment strategy (rather than as part of the strategy). Accordingly, Fund management does not consider the investment of significant assets in a particular country as part of any Portfolio's investment strategy. Fund management believes that relevant disclosure is appropriately placed as it is currently, in the "Principal Investment Risks" section of the summary prospectuses and the summary section of the statutory prospectus, which identifies any country a Portfolio may reasonably be expected to have a significant portion of its assets invested, based on portfolio holdings as of the dates of recent financial statements and other relevant information such as trends in sector allocation over time and, where appropriate, expectations of the Portfolio's management team.

5.	Staff Comment: Please confirm whether the Registrant expects inactive Portfolios to commence operations in 2020.

Response: The Registrant currently does not expect any inactive Portfolios to commence operations in 2020.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc: Lisa Goldstein

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